NEWS FOR IMMEDIATE RELEASE

July 19, 2016                                                                                                                                                             For Further Information Contact:

John Iannone
Vice President, Investor Relations
(304) 905-7021
NASDAQ Symbol: WSBC
Website: www.wesbanco.com

WesBanco Announces Second Quarter 2016 Net Income

(Wheeling, WV)… Todd F. Clossin, President and Chief Executive Officer of WesBanco, Inc. (NASDAQ: WSBC), a Wheeling, West Virginia based multi-state bank holding company, today announced net income and related earnings per share for the three and six months ended June 30, 2016.  Net income for the six month period ended June 30, 2016 was $45.0 million or $1.17 per diluted share compared to $35.5 million or $0.97 per diluted share for the first six months of 2015.  Net income for the three months ended June 30, 2016 was $22.1 million, while diluted earnings per share were $0.58, compared to $21.6 million or $0.56 per diluted share for the second quarter of 2015.  For the six months ended June 30, 2016, net income excluding after-tax merger-related expenses (non-GAAP measure), increased 6.7% to $45.4 million compared to $42.6 million for 2015, while diluted earnings per share, excluding after-tax merger-related expenses (non-GAAP measure), totaled $1.18, compared to $1.17 per share for 2015.

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2016		2015		2016		2015
(unaudited, dollars in thousands, except per share amounts)	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share
Net income (Non-GAAP)(1)	$ 22,560	$ 0.59	$ 22,358	$ 0.58	$ 45,433	$ 1.18	$ 42,563	$ 1.17
Less: After tax merger-related expenses	(451)	(0.01)	(725)	(0.02)	(451)	(0.01)	(7,051)	(0.20)
Net income (GAAP)	$ 22,109	$ 0.58	$ 21,633	$ 0.56	$ 44,982	$ 1.17	$ 35,512	$ 0.97
(1) Non-GAAP net income excludes after-tax merger related expenses. Non-GAAP measures are defined on page 12 under "Non-GAAP Financial Measures."

WesBanco's results include ESB Financial Corporation's ("ESB") results from February 10, 2015, the date of consummation of the merger. ESB was a Pennsylvania thrift holding company with approximately $2.0 billion in assets and 23 offices in southwestern Pennsylvania.

On May 3 of this year, WesBanco and Your Community Bankshares, Inc. ("YCB"), a bank holding company headquartered in New Albany, Indiana with approximately $1.6 billion in assets and 33 branches, jointly announced that a definitive Agreement and Plan of Merger was executed providing for the merger of YCB with and into WesBanco.  The transaction is valued at approximately $221.0 million and is expected to close in the third or fourth quarter of 2016.

"We are pleased with WesBanco's performance during the second quarter of 2016 as we continue to focus on credit quality and expense management while generating long-term growth," said Mr. Clossin.  "While we currently anticipate a lower for longer interest rate environment, resulting in fewer rate increases in the near-term horizon, we are making steady progress on our previously-stated business mix and balance sheet mix strategies.  Year-over-year total loan growth remains in the mid-single digit range, despite quarterly fluctuations in the construction portfolio due to prepayments.  In addition, our commercial and industrial loan portfolio continues to grow at a double digit pace of 11%.  As a percentage of total loans, C&I loans are approaching 16%, as compared to approximately 14% three years ago."

Mr. Clossin added, "We remain on track to close on our recently announced merger with Your Community Bankshares.  As I mentioned previously, we are excited about this quality franchise as it meshes nicely with our strategic growth plans.  Southern Indiana and Kentucky are high-growth markets with excellent demographics that attractively enhance our current market footprint."

Financial Condition

Portfolio loans increased $236.2 million or 4.8% over the last twelve months through $821.9 million in loan originations in the first half of 2016, with total business loan originations up approximately 13%.  Loan growth occurred in commercial real estate, commercial and industrial and home equity lending categories. Loan growth was driven by increased business opportunities, additional commercial personnel in our core urban markets, focused sales and referral calling programs and continued improvement in loan origination processes.

Total deposits, excluding certificates of deposit ("CDs"), increased $17.3 million or 0.4% during the last twelve months with a 4.2% increase in non-interest bearing demand deposits to $1.3 billion.  Certificates of deposit declined $202.6 million, excluding CD runoff from former ESB retail customers of $145.6 million. The non-ESB runoff was from lower rate offerings for single service maturing CDs, $86.7 million from lower Certificate of Deposit Account Registry Service ("CDARS@") balances, and customer preferences for other deposit types, as we continue to re-mix our deposits to emphasize multiple relationship customers.  FHLB borrowings, which increased $275.6 million or 35.3% over the last twelve months, reflects our stated balance sheet re-mix strategy which included increasing our balance sheet asset sensitivity late last year in anticipation of rising rates, while providing additional funding. Total assets at June 30, 2016 increased minimally year-over-year as management focused on maintaining the current size of the balance sheet in order to delay the financial impact of crossing $10 billion in assets through acquisitions.

WesBanco continues to maintain strong regulatory capital ratios after the ESB acquisition and implementation of the new BASEL III capital standards.  At June 30, 2016, Tier I leverage was 9.71%, Tier I Risk-Based capital was 13.62%, Total Risk-Based capital was 14.40% and the Common Equity Tier 1 capital ratio ("CET 1"), was 11.88%.  Both consolidated and bank-level regulatory capital ratios are well above the applicable "well-capitalized" standards promulgated by bank regulators, as well as the 2015-implemented BASEL III capital standards.  Total tangible equity to tangible assets (non-GAAP measure) was 8.56% at June 30, 2016, increasing from 7.68% at June 30, 2015, and 7.95% at December 31, 2015.  Strong earnings and increased total capital have enabled WesBanco to increase the quarterly dividend rate, currently at $0.24 per share, nine times over the last six years, cumulatively representing a 71% increase. The most recent increase was $0.01 per share per quarter in the first quarter of 2016.

Credit Quality

The provision for credit losses decreased to $1.8 million in the second quarter of 2016, compared to $2.7 million in the second quarter of 2015, due to improved credit metrics.  Year-to-date, the provision increased slightly to $4.1 million from $4.0 million in the same period of 2015 primarily due to loan growth.  Net charge-offs as a percentage of average portfolio loans of 0.08% in the second quarter of 2016 decreased from 0.25% in the second quarter of 2015 and from 0.12% in the first quarter of 2016.

Non-performing loans (including TDRs), criticized and classified loans and past due loans all improved as a percentage of total portfolio loans from the second quarter of 2015. Total non-performing loans were 0.80% of total loans at June 30, 2016, decreasing from 1.24% of total loans in the second quarter of 2015. Criticized and classified loans were 1.53% of total loans, improving from 1.68% at the end of the 2015 second quarter. Past due loans at June 30, 2016 were 0.24% of total loans, improving from 0.26% at June 30, 2015.

The allowance for loan losses represented 0.84% of total portfolio loans at June 30, 2016 compared to 0.82% as of December 31, 2015. If the acquired ESB loans (recorded at fair value at the date of acquisition of $701.0 million) were excluded from the ratio, the allowance would approximate 0.97% of the adjusted loan total at June 30, 2016 compared to 1.09% prior to the ESB acquisition.

Net Interest Income

Net interest income decreased $1.0 million or 1.7% in the second quarter of 2016 compared to the same quarter of 2015 due to a 14 basis point decrease in the net interest margin, partially offset by a 5.2% increase in average loan balances resulting in a 3.2% increase in average earning assets.  For the first six months, net interest income increased $3.9 million or 3.3%, partially from the acquisition in February of last year and from average organic loan growth of approximately 5.7%, reduced by a 20 basis point decline in the net interest margin.

The net interest margin decreased to 3.30% in the second quarter, compared to 3.44% in same quarter of 2015 and up one basis point from the first quarter's 3.29%. The decrease in the net interest margin year-over-year is primarily due to a decrease of 17 basis points for total loans due to repricing of existing loans at lower spreads and competitive pricing on new loans.  The lower spreads were due to the continued low interest rate environment and a flatter yield curve. Mitigating this reduction is the aforementioned loan growth, which over time improves asset yields as average loan rates are higher than securities rates. Funding costs increased 12 basis points in the second quarter compared to the same quarter in 2015, primarily due to an increase in the percentage of total FHLB borrowings to 17.2% of interest bearing liabilities from 8.3% in 2015, as well as an increase in the average rate on these borrowings year-over-year. Average deposits in the second quarter decreased by 5.3%, primarily due to the runoff of CDs.  Overall, for the last few quarters, the net interest margin has been relatively stable, ranging from 3.29% to 3.32% and the re-mix in average earning assets has continued as securities as a percentage of total assets has been reduced from 29.2% to 26.8% from June 30, 2015 to June 30, 2016, while loans have increased as a percentage of total assets to 61.6% and by an overall $236 million.  Year-to-date, the decline in the margin of 20 basis points resulted from the same factors affecting the second quarter, combined with  post-ESB mix shifts which increased the percentage of earning assets invested in securities.  Loan growth since then has assisted in maintaining the net interest margin at its present level despite lower loan yields and overall spread compression, particularly over the last few months.

Non-Interest Income

For the second quarter of 2016, non-interest income increased $1.5 million or 8.4% compared to the 2015 second quarter.  Electronic banking fees increased $0.2 million or 7.0% from increases in transaction volumes.  Net gains on sales of mortgage loans increased $0.3 million from a 39.3% production increase in mortgage originations, partially offset by a reduced percentage being sold into the secondary market.  Trust fees decreased $0.4 million or 8.0% compared to the second quarter of last year from reduced total assets under management, lower estate fees and market declines.  Net securities gains increased $0.6 million in the second quarter of 2016 compared to the second quarter of 2015, primarily due to realized gains resulting from the sale of mortgage-backed securities in the 2016 quarter.  Other income increased $1.0 million in the second quarter due to $0.8 million of commercial customer loan swap fee income. For the six months ended June 30, 2016, non-interest income increased $2.7 million or 7.5%, reflecting similar trends as in the second quarter, while bank-owned life insurance decreased $0.3 million primarily due to death benefits received in the first quarter of 2015, and securities gains increased $1.7 million due to sales in both 2016 quarters.

Non-Interest Expense

The following comments on non-interest expense excludes merger-related expenses in both years, as noted in the attached income statements. Non-interest expense in the second quarter of 2016 grew $1.2 million or 2.6%, compared to the same quarter in 2015. For the first six months, non-interest expense increased $2.8 million or 3.2%. With net revenue growth of 4.3% in the first half of 2016, this positive operating leverage helped to improve the efficiency ratio in 2016 to 56.3% from 57.1% in the first half of 2015. For the second quarter, salaries and wages increased $0.4 million or 2.2% due to routine annual adjustments to compensation and increased stock compensation expense, partially offset by a 1.0% decrease in full-time equivalent employees. Employee benefits expense increased $0.5 million, primarily from increased health insurance costs. Equipment costs increased $0.4 million related to continuous improvements in computer system and software infrastructure, and origination and customer support systems. The increase in non-interest expense for the first six months of 2016 reflects similar trends as in the second quarter.

Financial Results Conference Call

WesBanco will also host a conference call to discuss the Company's financial results for the second quarter of 2016 at 1 p.m. ET on Wednesday, July 20, 2016.  Interested parties can access the live webcast of the conference call through the Investor Relations section of the Company's website, www.wesbanco.com.  Participants can also listen to the conference call by dialing 866-652-5200, 855-669-9657 for Canadian callers, or 412-317-6060 for international callers, and asking to be joined into the WesBanco call. Please log in or dial in at least 10 minutes prior to the start time to ensure a connection.

A replay of the conference call will be available by dialing 877-344-7529, 855-669-9658 for Canadian callers, or 412-317-0088 for international callers, and providing the access code of 10088995. The replay will begin as soon as the final transcript is available, and end at 12 a.m. ET on August 3. An archive of the webcast will be available for one year on the Investor Relations section of the Company's website (www.wesbanco.com).

Founded in 1870, WesBanco, Inc. (www.wesbanco.com) is a multi-state, bank holding company with total assets of approximately $8.4 billion (as of June 30, 2016). WesBanco is a diversified and well-balanced financial services institution, with a community bank at its core, built upon a strong legacy of credit and risk management. WesBanco has meaningful market share across its key geographies maintained by its commitment to dedicated customer service and solid fee-based businesses. It also provides wealth management services through a century-old trust and wealth management business, with more than $3 billion of assets under management, and serves as registered investment advisor to a proprietary mutual fund family, the WesMark Funds.  WesBanco's banking subsidiary, WesBanco Bank, Inc., operates 141 financial centers in the states of Ohio, Pennsylvania, and West Virginia. In addition, WesBanco operates an insurance agency, WesBanco Insurance Services, Inc., and a full service broker/dealer, WesBanco Securities, Inc.

Forward-looking Statements:
Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2015 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarter ended March 31, 2016, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the businesses of WesBanco and YCB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger of WesBanco and YCB may not be fully realized within the expected timeframes; disruption from the proposed merger of WesBanco and YCB may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms and schedule; YCB's shareholders may not approve the proposed merger; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

Additional Information About the Merger and Where to Find It
In connection with the proposed merger with YCB, WesBanco filed with the SEC a Registration Statement on Form S-4, which was declared effective on July 18, 2016, that includes a Proxy Statement of YCB and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF YCB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus will be mailed to shareholders of YCB on or about July 20, 2016. The YCB shareholder meeting is scheduled for August 19, 2016. In addition, the Registration Statement on Form S-4, which includes the Proxy Statements/Prospectus, and other related documents filed by WesBanco or YCB with the SEC may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either WesBanco's or YCB's website at http://www.wesbanco.com or http://www.yourcommunitybank.com, respectively.

Participants in the Solicitation
WesBanco and YCB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of YCB in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco's 2016 annual meeting of shareholders, as filed with the SEC on March 11, 2016. Information about the directors and executive officers of YCB is set forth in the proxy statement for YCB's 2016 annual meeting of shareholders, as filed with the SEC on April 7, 2016. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of YCB shareholders in connection with the proposed merger are included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or YCB using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

YCB SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 5
(unaudited, dollars in thousands, except shares and per share amounts)
	For the Three Months Ended			For the Six Months Ended
STATEMENT OF INCOME	June 30,			June 30,
Interest and dividend income	2016	2015	% Change	2016	2015	% Change
Loans, including fees	$ 52,697	$ 52,316	0.7	$ 105,035	$ 100,036	5.0
Interest and dividends on securities:
Taxable	9,775	10,043	(2.7)	19,993	18,542	7.8
Tax-exempt	4,540	4,052	12.0	9,061	7,585	19.5
Total interest and dividends on securities	14,315	14,095	1.6	29,054	26,127	11.2
Other interest income	573	318	80.2	1,097	954	15.0
Total interest and dividend income	67,585	66,729	1.3	135,186	127,117	6.3
Interest expense
Interest bearing demand deposits	643	485	32.6	1,150	907	26.8
Money market deposits	450	490	(8.2)	906	945	(4.1)
Savings deposits	165	163	1.2	330	311	6.1
Certificates of deposit	2,583	2,869	(10.0)	5,242	5,741	(8.7)
Total interest expense on deposits	3,841	4,007	(4.1)	7,628	7,904	(3.5)
Federal Home Loan Bank borrowings	3,031	949	219.4	6,099	1,507	304.7
Other short-term borrowings	99	92	7.6	181	165	9.7
Junior subordinated debt owed to unconsolidated subsidiary trusts	840	888	(5.4)	1,663	1,784	(6.8)
Total interest expense	7,811	5,936	31.6	15,571	11,360	37.1
Net interest income	59,774	60,793	(1.7)	119,615	115,757	3.3
Provision for credit losses	1,811	2,681	(32.5)	4,135	3,970	4.2
Net interest income after provision for credit losses	57,963	58,112	(0.3)	115,480	111,787	3.3
Non-interest income
Trust fees	5,036	5,476	(8.0)	10,747	11,529	(6.8)
Service charges on deposits	4,176	4,249	(1.7)	8,128	7,918	2.7
Electronic banking fees	3,742	3,496	7.0	7,345	6,821	7.7
Net securities brokerage revenue	1,750	1,842	(5.0)	3,646	3,901	(6.5)
Bank-owned life insurance	942	989	(4.8)	1,915	2,244	(14.7)
Net gains on sales of mortgage loans	683	407	67.8	1,231	679	81.3
Net securities gains	585	-	100.0	1,696	22	7,609.1
Net gain on other real estate owned and other assets	214	152	40.8	196	185	5.9
Other income	2,463	1,461	68.6	4,080	2,955	38.1
Total non-interest income	19,591	18,072	8.4	38,984	36,254	7.5
Non-interest expense
Salaries and wages	19,731	19,300	2.2	38,911	37,636	3.4
Employee benefits	7,332	6,807	7.7	14,409	14,123	2.0
Net occupancy	3,220	3,243	(0.7)	6,811	6,765	0.7
Equipment	3,402	3,017	12.8	6,830	5,958	14.6
Marketing	1,608	1,715	(6.2)	2,581	2,707	(4.7)
FDIC insurance	1,099	1,040	5.7	2,264	1,950	16.1
Amortization of intangible assets	697	944	(26.2)	1,427	1,510	(5.5)
Restructuring and merger-related expense	694	1,115	(37.8)	694	10,848	(93.6)
Other operating expenses	9,577	9,408	1.8	18,776	18,550	1.2
Total non-interest expense	47,360	46,589	1.7	92,703	100,047	(7.3)
Income before provision for income taxes	30,194	29,595	2.0	61,761	47,994	28.7
Provision for income taxes	8,085	7,962	1.5	16,779	12,482	34.4
Net Income	$ 22,109	$ 21,633	2.2	$ 44,982	$ 35,512	26.7

Taxable equivalent net interest income	$ 62,219	$ 62,975	(1.2)	$ 124,494	$ 119,841	3.9

Per common share data
Net income per common share - basic	$ 0.58	$ 0.56	3.6	$ 1.17	$ 0.97	20.6
Net income per common share - diluted	0.58	0.56	3.6	1.17	0.97	20.6
Dividends declared	0.24	0.23	4.3	0.48	0.46	4.3
Book value (period end)				30.31	28.42	6.7
Tangible book value (period end) (1)				17.64	15.72	12.2
Average common shares outstanding - basic	38,373,610	38,472,229	(0.3)	38,380,296	36,443,951	5.3
Average common shares outstanding - diluted	38,410,393	38,531,700	(0.3)	38,414,922	36,504,671	5.2
Period end common shares outstanding	38,411,343	38,519,170	(0.3)	38,411,343	38,519,170	(0.3)

(1) See non-GAAP financial measures for additional information relating to the calculation of this item.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 6
(unaudited, dollars in thousands)

Selected ratios
	For the Six Months Ended
	June 30,
	2016	2015	% Change

Return on average assets	1.06%	0.92%	15.22%
Return on average equity	7.88	7.15	10.21
Return on average tangible equity (1)	13.97	12.14	15.07
Yield on earning assets (2)	3.71	3.82	(2.88)
Cost of interest bearing liabilities	0.52	0.42	23.81
Net interest spread (2)	3.19	3.40	(6.18)
Net interest margin (2)	3.29	3.49	(5.73)
Efficiency (1) (2)	56.28	57.14	(1.51)
Average loans to average deposits	84.10	77.53	8.47
Annualized net loan charge-offs/average loans	0.10	0.21	(52.38)
Effective income tax rate	27.17	26.01	4.46

	For the Quarter Ended
	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2016	2016	2015	2015	2015

Return on average assets	1.05%	1.08%	1.07%	1.05%	1.05%
Return on average equity	7.69	8.07	8.11	7.96	7.89
Return on average tangible equity (1)	13.55	14.40	14.68	14.58	13.67
Yield on earning assets (2)	3.71	3.70	3.69	3.70	3.76
Cost of interest bearing liabilities	0.53	0.52	0.47	0.42	0.41
Net interest spread (2)	3.18	3.18	3.22	3.28	3.35
Net interest margin (2)	3.30	3.29	3.32	3.36	3.44
Efficiency (1) (2)	57.04	55.52	56.34	57.60	56.11
Average loans to average deposits	84.99	83.22	80.66	78.75	76.52
Annualized net loan charge-offs/average loans	0.08	0.12	0.20	0.30	0.25
Effective income tax rate	26.78	27.54	26.20	25.88	26.90
Trust assets, market value at period end	$ 3,660,736	$ 3,623,532	$ 3,625,411	$ 3,650,043	$ 3,843,792

(1) See non-GAAP financial measures for additional information relating to the calculation of this item.
(2) The yield on earning assets, net interest margin, net interest spread and efficiency ratios are presented on a fully taxable-equivalent (FTE) and annualized basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and investments. WesBanco believes this measure to be the preferred industry measurement of net interest income and provides a relevant comparison between taxable and non-taxable amounts.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 7
(unaudited, dollars in thousands, except shares)	% Change
Balance sheets	June 30,			Dec. 31,	December 31, 2015
Assets	2016	2015	% Change	2015	to June 30, 2016
Cash and due from banks	$ 85,788	$ 88,336	(2.9)	$ 75,707	13.3
Due from banks - interest bearing	1,838	20,402	(91.0)	10,978	(83.3)
Securities:
Trading securities, at fair value	6,919	6,721	2.9	6,451	7.3
Available-for-sale, at fair value	1,248,016	1,587,937	(21.4)	1,403,069	(11.1)
Held-to-maturity (fair values of $1,044,644; $864,226 and $1,038,207, respectively)	997,354	848,416	17.6	1,012,930	(1.5)
Total securities	2,252,289	2,443,074	(7.8)	2,422,450	(7.0)
Loans held for sale	9,974	11,160	(10.6)	7,899	26.3
Portfolio loans:
Commercial real estate	2,283,198	2,194,113	4.1	2,256,381	1.2
Commercial and industrial	814,055	733,478	11.0	737,878	10.3
Residential real estate	1,242,015	1,241,470	0.0	1,247,800	(0.5)
Home equity	435,187	379,740	14.6	416,889	4.4
Consumer	395,377	384,844	2.7	406,894	(2.8)
Total portfolio loans, net of unearned income	5,169,832	4,933,645	4.8	5,065,842	2.1
Allowance for loan losses	(43,328)	(43,419)	0.2	(41,710)	(3.9)
Net portfolio loans	5,126,504	4,890,226	4.8	5,024,132	2.0
Premises and equipment, net	110,611	111,692	(1.0)	112,203	(1.4)
Accrued interest receivable	24,588	24,739	(0.6)	25,759	(4.5)
Goodwill and other intangible assets, net	490,143	492,997	(0.6)	490,888	(0.2)
Bank-owned life insurance	152,876	154,980	(1.4)	150,980	1.3
Other assets	142,813	137,813	3.6	149,302	(4.3)
Total Assets	$ 8,397,424	$ 8,375,419	0.3	$ 8,470,298	(0.9)

Liabilities
Deposits:
Non-interest bearing demand	$ 1,310,981	$ 1,257,932	4.2	$ 1,311,455	(0.0)
Interest bearing demand	1,208,149	1,156,949	4.4	1,152,071	4.9
Money market	890,584	989,888	(10.0)	967,561	(8.0)
Savings deposits	1,088,032	1,075,711	1.1	1,077,374	1.0
Certificates of deposit	1,430,353	1,778,565	(19.6)	1,557,838	(8.2)
Total deposits	5,928,099	6,259,045	(5.3)	6,066,299	(2.3)
Federal Home Loan Bank borrowings	1,056,970	781,332	35.3	1,041,750	1.5
Other short-term borrowings	79,103	73,868	7.1	81,356	(2.8)
Junior subordinated debt owed to unconsolidated subsidiary trusts	106,196	106,196	-	106,196	-
Total borrowings	1,242,269	961,396	29.2	1,229,302	1.1
Accrued interest payable	2,200	2,542	(13.5)	1,715	28.3
Other liabilities	60,436	57,783	4.6	50,850	18.9
Total Liabilities	7,233,004	7,280,766	(0.7)	7,348,166	(1.6)

Shareholders' Equity
Preferred stock, no par value; 1,000,000 shares authorized;
none outstanding	-	-	-	-	-
Common stock, $2.0833 par value; 100,000,000 shares authorized in
2016 and 2015, respectively; 38,546,042; 38,546,042 and 38,546,042 shares issued, respectively; 38,411,343; 38,519,170 and 38,459,635 shares
outstanding, respectively	80,304	80,304	-	80,304	-
Capital surplus	515,156	516,990	(0.4)	516,294	(0.2)
Retained earnings	576,483	522,388	10.4	549,921	4.8
Treasury stock (134,699; 26,872 and 86,407 shares - at cost, respectively)	(3,868)	(867)	(346.1)	(2,640)	(46.5)
Accumulated other comprehensive loss	(3,097)	(21,702)	85.7	(20,954)	85.2
Deferred benefits for directors	(558)	(2,460)	77.3	(793)	29.6
Total Shareholders' Equity	1,164,420	1,094,653	6.4	1,122,132	3.8
Total Liabilities and Shareholders' Equity	$ 8,397,424	$ 8,375,419	0.3	$ 8,470,298	(0.9)

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 8
(unaudited, dollars in thousands, except shares)
Balance sheets	June 30,	March 31,
Assets	2016	2016	% Change
Cash and due from banks	$ 85,788	$ 148,128	(42.1)
Due from banks - interest bearing	1,838	19,845	(90.7)
Securities:
Trading securities, at fair value	6,919	6,872	0.7
Available-for-sale, at fair value	1,248,016	1,373,890	(9.2)
Held-to-maturity (fair values of $1,044,644 and 1,042,690, respectively)	997,354	1,004,925	(0.8)
Total securities	2,252,289	2,385,687	(5.6)
Loans held for sale	9,974	4,942	101.8
Portfolio Loans:
Commercial real estate	2,283,198	2,304,886	(0.9)
Commercial and industrial	814,055	768,714	5.9
Residential real estate	1,242,015	1,238,227	0.3
Home equity	435,187	424,561	2.5
Consumer	395,377	399,997	(1.2)
Total portfolio loans, net of unearned income	5,169,832	5,136,385	0.7
Allowance for loan losses	(43,328)	(42,525)	1.9
Net portfolio loans	5,126,504	5,093,860	0.6
Premises and equipment, net	110,611	110,542	0.1
Accrued interest receivable	24,588	26,574	(7.5)
Goodwill and other intangible assets, net	490,143	490,688	(0.1)
Bank-owned life insurance	152,876	151,939	0.6
Other assets	142,813	137,176	4.1
Total Assets	$ 8,397,424	$ 8,569,381	(2.0)

Liabilities
Deposits:
Non-interest bearing demand	$ 1,310,981	$ 1,327,906	(1.3)
Interest bearing demand	1,208,149	1,225,068	(1.4)
Money market	890,584	940,244	(5.3)
Savings deposits	1,088,032	1,095,819	(0.7)
Certificates of deposit	1,430,353	1,553,855	(7.9)
Total deposits	5,928,099	6,142,892	(3.5)
Federal Home Loan Bank borrowings	1,056,970	1,039,254	1.7
Other short-term borrowings	79,103	76,630	3.2
Junior subordinated debt owed to unconsolidated subsidiary trusts	106,196	106,196	-
Total borrowings	1,242,269	1,222,080	1.7
Accrued interest payable	2,200	2,070	6.3
Other liabilities	60,436	56,429	7.1
Total liabilities	7,233,004	7,423,471	(2.6)

Shareholders' Equity
Preferred stock, no par value; 1,000,000 shares authorized;
none outstanding	-	-	-
Common stock, $2.0833 par value; 100,000,000 shares authorized;
38,546,042 and 38,546,042 shares issued, respectively;
38,411,343 and 38,362,534 shares outstanding, respectively	80,304	80,304	(0.0)
Capital surplus	515,156	516,260	(0.2)
Retained earnings	576,483	563,592	2.3
Treasury stock (134,699 and 183,508 shares - at cost)	(3,868)	(5,335)	27.5
Accumulated other comprehensive income (loss)	(3,097)	(8,357)	62.9
Deferred benefits for directors	(558)	(554)	0.7
Total Shareholders' Equity	1,164,420	1,145,910	1.6
Total Liabilities and Shareholders' Equity	$ 8,397,424	$ 8,569,381	(2.0)

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 9
(unaudited, dollars in thousands)
Average balance sheet and
net interest margin analysis	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2016		2015		2016		2015
	Average	Average	Average	Average	Average	Average	Average	Average
Assets	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Due from banks - interest bearing	$ 20,985	0.72%	$ 17,291	0.16%	$ 38,805	0.45%	$ 19,959	0.16%
Loans, net of unearned income (1)	5,156,789	4.11	4,902,309	4.28	5,124,942	4.12	4,725,764	4.27
Securities: (2)
Taxable	1,718,491	2.28	1,861,123	2.16	1,744,438	2.29	1,641,531	2.26
Tax-exempt (3)	638,746	4.37	542,654	4.60	635,773	4.39	499,102	4.68
Total securities	2,357,237	2.84	2,403,777	2.71	2,380,211	2.85	2,140,633	2.82
Other earning assets (4)	45,354	4.72	23,515	5.29	45,577	4.43	19,993	9.38
Total earning assets (3)	7,580,365	3.71%	7,346,892	3.76%	7,589,535	3.71%	6,906,349	3.82%
Other assets	925,437		932,695		939,226		890,051
Total Assets	$ 8,505,802		$ 8,279,587		$ 8,528,761		$ 7,796,400

Liabilities and Shareholders' Equity
Interest bearing demand deposits	$ 1,230,484	0.21%	$ 1,175,022	0.17%	$ 1,209,989	0.19%	$ 1,094,115	0.17%
Money market accounts	915,879	0.20	1,027,245	0.19	937,846	0.19	1,005,218	0.19
Savings deposits	1,091,950	0.06	1,072,988	0.06	1,088,154	0.06	1,018,449	0.06
Certificates of deposit	1,489,764	0.70	1,848,654	0.62	1,535,061	0.69	1,744,271	0.66
Total interest bearing deposits	4,728,077	0.33	5,123,909	0.31	4,771,050	0.32	4,862,053	0.33
Federal Home Loan Bank borrowings	1,021,642	1.19	484,505	0.79	1,031,378	1.19	361,427	0.84
Other borrowings	95,522	0.42	100,099	0.37	91,277	0.40	106,647	0.31
Junior subordinated debt	106,196	3.18	129,189	2.76	106,196	3.15	124,128	2.90
Total interest bearing liabilities	5,951,437	0.53%	5,837,702	0.41%	5,999,901	0.52%	5,454,255	0.42%
Non-interest bearing demand deposits	1,339,436		1,282,327		1,322,853		1,233,328
Other liabilities	58,006		59,256		57,788		107,473
Shareholders' equity	1,156,923		1,100,302		1,148,219		1,001,344
Total Liabilities and Shareholders' Equity	$ 8,505,802		$ 8,279,587		$ 8,528,761		$ 7,796,400
Taxable equivalent net interest spread		3.18%		3.35%		3.19%		3.40%
Taxable equivalent net interest margin		3.30%		3.44%		3.29%		3.49%

(1) Gross of allowance for loan losses and net of unearned income. Includes non-accrual and loans held for sale.
     Loan fees included in interest income on loans are $0.8 million and $0.3 million for the three months ended June 30, 2016 and 2015, respectively, and  $1.5 million and $0.7 million for the six months ended June 30, 2016 and 2015, respectively. Additionally, loan accretion included in interest income on loans acquired from prior acquisitions was $0.7 million and $1.1 million for the three months ended June 30, 2016 and 2015, respectively, and $1.6 million and $1.9 million for the six months ended June 30, 2016 and 2015, respectively, while accretion on  interest bearing liabilities acquired from the prior acquisitions was $0.4 and $1.7 million for the three months ended June 30, 2016 and 2015, respectively, and $0.9 million and $1.9 million for the six months ended June 30, 2016 and 2015, respectively.
(2) Average yields on available-for-sale securities are calculated based on amortized cost.
(3) Taxable equivalent basis is calculated on tax-exempt securities using a rate of 35% for each period presented.
(4) Interest income on other earning assets includes $0.6 million of a special dividend from FHLB Pittsburgh for the six months ended June 30, 2015.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 10
(unaudited, dollars in thousands, except shares and per share amounts)
	Quarter Ended
Statement of Income	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
Interest income	2016	2016	2015	2015	2015
Loans, including fees	$ 52,697	$ 52,338	$ 52,080	$ 51,876	$ 52,316
Interest and dividends on securities:
Taxable	9,775	10,217	10,522	10,251	10,043
Tax-exempt	4,540	4,521	4,644	4,535	4,052
Total interest and dividends on securities	14,315	14,738	15,166	14,786	14,095
Other interest income	573	525	414	273	318
Total interest and dividend income	67,585	67,601	67,660	66,935	66,729
Interest expense
Interest bearing demand deposits	643	507	518	517	485
Money market deposits	450	456	484	485	490
Savings deposits	165	165	165	165	163
Certificates of deposit	2,583	2,659	2,630	2,662	2,869
Total interest expense on deposits	3,841	3,787	3,797	3,829	4,007
Federal Home Loan Bank borrowings	3,031	3,068	2,353	1,650	949
Other short-term borrowings	99	82	116	89	92
Junior subordinated debt owed to unconsolidated subsidiary trusts	840	822	774	758	888
Total interest expense	7,811	7,759	7,040	6,326	5,936
Net interest income	59,774	59,842	60,620	60,609	60,793
Provision for credit losses	1,811	2,324	2,585	1,798	2,681
Net interest income after provision for credit losses	57,963	57,518	58,035	58,811	58,112
Non-interest income
Trust fees	5,036	5,711	5,244	5,127	5,476
Service charges on deposits	4,176	3,952	4,401	4,425	4,249
Electronic banking fees	3,742	3,604	3,691	3,849	3,496
Net securities brokerage revenue	1,750	1,896	1,795	1,996	1,842
Bank-owned life insurance	942	973	1,598	1,021	989
Net gains on sales of mortgage loans	683	548	612	779	407
Net securities gains	585	1,111	880	47	-
Net gain / (loss) on other real estate owned and other assets	214	(18)	189	(18)	152
Other income	2,463	1,616	1,616	960	1,461
Total non-interest income	19,591	19,393	20,026	18,186	18,072
Non-interest expense
Salaries and wages	19,731	19,180	19,872	19,832	19,300
Employee benefits	7,332	7,077	6,745	6,028	6,807
Net occupancy	3,220	3,591	3,336	3,533	3,243
Equipment	3,402	3,428	3,506	3,731	3,017
Marketing	1,608	973	1,425	1,514	1,715
FDIC insurance	1,099	1,166	1,093	1,064	1,040
Amortization of intangible assets	697	730	811	815	944
Restructuring and merger-related expense	694	-	48	185	1,115
Other operating expenses	9,577	9,198	10,058	10,279	9,408
Total non-interest expense	47,360	45,343	46,894	46,981	46,589
Income before provision for income taxes	30,194	31,568	31,167	30,016	29,595
Provision for income taxes	8,085	8,694	8,165	7,768	7,962
Net Income	$ 22,109	$ 22,874	$ 23,002	$ 22,248	$ 21,633

Taxable equivalent net interest income	$ 62,219	$ 62,276	$ 63,121	$ 63,051	$ 62,975

Per common share data
Net income per common share - basic	$ 0.58	$ 0.60	$ 0.60	$ 0.58	$ 0.56
Net income per common share - diluted	$ 0.58	$ 0.60	$ 0.60	$ 0.58	$ 0.56
Dividends declared	$ 0.24	$ 0.24	$ 0.23	$ 0.23	$ 0.23
Book value (period end)	$ 30.31	$ 29.87	$ 29.18	$ 28.97	$ 28.42
Tangible book value (period end) (1)	$ 17.64	$ 17.17	$ 16.51	$ 16.27	$ 15.72
Average common shares outstanding - basic	38,373,610	38,386,983	38,507,772	38,523,593	38,472,229
Average common shares outstanding - diluted	38,410,393	38,402,316	38,538,771	38,556,995	38,531,700
Period end common shares outstanding	38,411,343	38,362,534	38,459,635	38,517,542	38,519,170
Full time equivalent employees	1,650	1,624	1,633	1,637	1,667

(1) See non-GAAP financial measures for additional information relating to the calculation of this item.

WESBANCO, INC.
Consolidated Selected Financial Highlights	Page 11
(unaudited, dollars in thousands)
	Quarter Ended
	June 30,		Mar. 31,		Dec. 31,		Sept. 30,		June 30,
Asset quality data	2016		2016		2015		2015		2015
Non-performing assets:
Troubled debt restructurings - accruing	$ 8,979		$ 9,550		$ 11,548		$ 12,030		$ 12,958
Non-accrual loans:
Troubled debt restructurings	4,121		4,517		4,617		12,661		13,140
Other non-accrual loans	28,334		29,343		28,764		28,633		35,064
Total non-accrual loans	32,455		33,860		33,381		41,294		48,204
Total non-performing loans	41,434		43,410		44,929		53,324		61,162
Other real estate and repossessed assets	4,481		5,329		5,825		6,062		6,168
Total non-performing assets	$ 45,915		$ 48,739		$ 50,754		$ 59,386		$ 67,330

Past due loans (1):
Loans past due 30-89 days	$ 10,392		$ 11,888		$ 11,005		$ 12,422		$ 10,320
Loans past due 90 days or more	2,263		4,186		3,126		6,079		2,471
Total past due loans	$ 12,655		$ 16,074		$ 14,131		$ 18,501		$ 12,791

Criticized and classified loans (2):
Criticized loans	$ 26,543		$ 31,410		$ 26,298		$ 32,253		$ 28,280
Classified loans	52,789		53,182		53,408		49,204		54,645
Total criticized and classified loans	$ 79,332		$ 84,592		$ 79,706		$ 81,457		$ 82,925

Loans past due 30-89 days / total portfolio loans	0.20%		0.23%		0.22%		0.25%		0.21%
Loans past due 90 days or more / total portfolio loans	0.04		0.08		0.06		0.12		0.05
Non-performing loans / total portfolio loans	0.80		0.85		0.89		1.08		1.24
Non-performing assets/total portfolio loans, other
real estate and repossessed assets	0.89		0.95		1.00		1.20		1.36
Non-performing assets / total assets	0.55		0.57		0.60		0.70		0.80
Criticized and classified loans / total portfolio loans	1.53		1.65		1.57		1.65		1.68

Allowance for loan losses
Allowance for loan losses	$ 43,328		$ 42,525		$ 41,710		$ 41,624		$ 43,419
Provision for credit losses	1,811		2,324		2,585		1,798		2,681
Net loan and deposit account overdraft charge-offs	1,013		1,532		2,516		3,768		3,108

Annualized net loan charge-offs /average loans	0.08%		0.12%		0.20%		0.30%		0.25%
Allowance for loan losses / total portfolio loans	0.84%		0.83%		0.82%		0.84%		0.88%
Allowance for loan losses / non-performing loans	1.05	x	0.98	x	0.93	x	0.78	x	0.71	x
Allowance for loan losses / non-performing loans and
loans past due	0.80	x	0.71	x	0.71	x	0.58	x	0.59	x

	Quarter Ended
	June 30,		Mar. 31,		Dec. 31,		Sept. 30,		June 30,
	2016		2016		2015		2015		2015
Capital ratios
Tier I leverage capital	9.71%		9.46%		9.38%		9.39%		9.29%
Tier I risk-based capital	13.62		13.30		13.35		13.68		13.47
Total risk-based capital	14.40		14.06		14.11		14.47		14.30
Common equity tier 1 capital ratio (CET 1)	11.88		11.58		11.66		11.92		11.71
Average shareholders' equity to average assets	13.60		13.32		13.24		13.20		13.29
Tangible equity to tangible assets (3)	8.56		8.15		7.95		7.87		7.68

(1) Excludes non-performing loans.
(2) Criticized and classified loans may include loans that are also reported as non-performing or past due.
(3) See non-GAAP financial measures for additional information relating to the calculation of this ratio.

NON-GAAP FINANCIAL MEASURES	Page 12
The following non-GAAP financial measures used by WesBanco provide information useful to investors in understanding WesBanco's operating performance and trends, and facilitate comparisons with the performance of WesBanco's peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in WesBanco's financial statements.

	Three Months Ended					Year to Date
	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	June 30,
(unaudited, dollars in thousands, except shares and per share amounts)	2016	2016	2015	2015	2015	2016	2015
Return on average tangible equity:
Net income (annualized)	$ 88,922	$ 91,999	$ 91,258	$ 88,267	$ 86,770	$ 90,458	$ 71,612
Plus: amortization of intangibles (annualized) (1)	1,822	1,908	2,091	2,102	2,462	1,865	1,979
Net income before amortization of intangibles (annualized)	90,744	93,907	93,349	90,369	89,232	92,323	73,591

Average total shareholders' equity	1,156,923	1,139,514	1,124,759	1,108,616	1,100,302	1,148,219	1,001,344
Less: average goodwill and other intangibles, net of def. tax liability	(487,085)	(487,210)	(488,677)	(488,726)	(447,709)	(487,148)	(394,957)
Average tangible equity	$ 669,838	$ 652,304	$ 636,082	$ 619,890	$ 652,593	$ 661,071	$ 606,387

Return on average tangible equity	13.55%	14.40%	14.68%	14.58%	13.67%	13.97%	12.14%

Efficiency ratio:
Non-interest expense	$ 47,360	$ 45,343	$ 46,894	$ 46,981	$ 46,589	$ 92,703	$ 100,047
Less: restructuring and merger-related expense	(694)	-	(48)	(185)	(1,115)	(694)	(10,848)
Non-interest expense excluding restructuring and merger-related expense	46,666	45,343	46,846	46,796	45,474	92,009	89,199

Net interest income on a fully taxable equivalent basis	62,219	62,276	63,121	63,051	62,975	124,494	119,841
Non-interest income	19,591	19,393	20,026	18,186	18,072	38,984	36,254
Net interest income on a fully taxable equivalent basis plus non-interest income	$ 81,810	$ 81,669	$ 83,147	$ 81,237	$ 81,047	$ 163,478	$ 156,095
Efficiency Ratio	57.04%	55.52%	56.34%	57.60%	56.11%	56.28%	57.14%

Net Income, excluding after-tax merger-related expenses:
Net income	$ 22,109	$ 22,874	$ 23,002	$ 22,248	$ 21,633	$ 44,982	$ 35,512
Add: After-tax merger-related expenses (1)	451	-	31	120	725	451	7,051
Net income, excluding after-tax merger-related expenses	$ 22,560	$ 22,874	$ 23,033	$ 22,368	$ 22,358	$ 45,433	$ 42,563

Net Income, excluding after-tax merger-related expenses per diluted share:
Net income per diluted share	$ 0.58	$ 0.60	$ 0.60	$ 0.58	$ 0.56	$ 1.17	$ 0.97
Add: After-tax merger-related expenses per diluted share (1)	0.01	-	-	-	0.02	0.01	0.20
Net income, excluding after-tax merger-related expenses per diluted share	$ 0.59	$ 0.60	$ 0.60	$ 0.58	$ 0.58	$ 1.18	$ 1.17

	Period End
	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2016	2016	2015	2015	2015
Tangible book value:
Total shareholders' equity	$ 1,164,420	$ 1,145,910	$ 1,122,132	$ 1,115,742	$ 1,094,653
Less: goodwill and other intangible assets, net of def. tax liability	(486,913)	(487,267)	(487,270)	(488,893)	(488,949)
Tangible equity	677,507	658,643	634,862	626,849	605,704

Common shares outstanding	38,411,343	38,362,534	38,459,635	38,517,542	38,519,170

Tangible book value	$ 17.64	$ 17.17	$ 16.51	$ 16.27	$ 15.72

Tangible equity to tangible assets:
Total shareholders' equity	$ 1,164,420	$ 1,145,910	$ 1,122,132	$ 1,115,742	$ 1,094,653
Less: goodwill and other intangible assets, net of def. tax liability	(486,913)	(497,267)	(487,270)	(488,893)	(488,949)
Tangible equity	677,507	658,643	634,862	626,849	605,704

Total assets	8,397,424	8,569,381	8,470,298	8,452,430	8,375,419
Less: goodwill and other intangible assets, net of def. tax liability	(486,913)	(487,267)	(487,270)	(488,893)	(488,949)
Tangible assets	$ 7,910,511	$ 8,082,114	$ 7,983,028	$ 7,963,537	$ 7,886,470

Tangible equity to tangible assets	8.56%	8.15%	7.95%	7.87%	7.68%